September 14, 2006

Mail Stop 4561

By Air Mail and facsimile 61 2 9378 3317

Mr. Ralph J. Norris
Managing Director and Chief Executive Officer
Commonwealth Bank of Australia
48 Martin Place
Sydney, New South Wales 1155
Commonwealth of Australia

Re: Commonwealth Bank of Australia
**   Form 20-F for the Fiscal Year Ended June 30, 2005**
**   Filed December 15, 2005**
**   File No. 001-02419**

Dear Mr. Norris:

       We have reviewed your response letter dated July 12, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2005

Note 48 – Differences between Australian and United States Accounting Principles

Loan Impairment Provision, page 220

1.   We read your response to prior Comment 4 in our letter dated June 30, 2006. We infer from your response that you believe, with regard to accounting for your loan impairment provision, that Australian accounting principles and US GAAP are equivalent and that US GAAP and AIFRS are equivalent, but that Australian accounting principles and AIFRS are not equivalent. Please tell us how you determined that US GAAP is consistent with both Australian accounting principles and AIFRS, but that these two bases are not equivalent.

2.   As a related matter, your response indicates that in order to comply with AIFRS, you have made major enhancements and improvements to add more precision to your estimation process. You indicate that the resulting adjustment is a change in accounting principle for AIFRS, but a change in accounting estimate for US GAAP. However, it appears that if you are recording such an adjustment upon the implementation of AIFRS due to this change in accounting principle, and if AIFRS and US GAAP are considered to be equivalent, then recording a similar adjustment for US GAAP purposes should also result from a change in accounting principle. SAB 102, issued in July 2001, has very clear and explicit guidance about the development of a systematic methodology for determining the loan loss allowance. Other US GAAP guidance for determining the allowance for loan losses, including the AICPA Audit and Accounting Guide – Depository and Lending Institutions and EITF D-80, has not recently changed. Therefore, the implementation of such an adjustment for purposes of US GAAP reporting suggests that those principles may not have been properly applied in prior years. Please tell us:

- how you concluded that the additional enhancements you made to your process, as outlined in your response to prior comment 4 of our letter dated June 30, 2006, were not required to have been part of your historical US GAAP methodology for the loan loss allowance;

- in a comparative tabular format, how you determined each portion of the US GAAP allowance before and after your 2005 changes; and

- how you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

                        Sincerely,

                        Donald A. Walker
                        Senior Assistant Chief Accountant